As filed with the Securities and Exchange Commission on August 26, 2005

Registration No. 333-125187

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-3
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933

LEXAR MEDIA, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	33-0723123 (I.R.S. Employer Identification No.)
47300 Bayside Parkway
Fremont, CA 94538
(510) 413-1200
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Brian T. McGee
Vice President, Finance and Chief Financial Officer
Lexar Media, Inc.
47300 Bayside Parkway
Fremont, CA 94538
(510) 413-1200
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
Dennis R. DeBroeck, Esq.
Scott J. Leichtner, Esq.
Paul J. Dutton, Esq.
Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, California 94014
(650) 988-8500

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Amount to be	Proposed Maximum	Proposed Maximum	Amount of
Securities to be Registered	Registered	Offering Price per Unit	Aggregate Offering Price	Registration Fee
Common Stock, $0.0001 par value	8,979,348 (1)	$5.05(2)	$45,345,707.40(2)	$5,337.19(3)
Common Stock, $0.0001 par value	1,496,558 (4)	$5.72(5)	$8,560,311.76(5)	$1,007.55
TOTAL	10,475,906		$53,906,019.16	$6,344.74

(1)	Represents the number of shares of common stock that are currently issuable upon conversion of $60 million in aggregate principal amount of the Registrant’s 5.625% Senior Convertible Notes due April 1, 2010 that the Registrant sold to two investors in March 2005, calculated based on a conversion rate on August 26, 2005 of 149.6558 shares per $1,000 principal amount of the notes. Pursuant to Rule 416 under the Securities Act of 1933, the Registrant is also registering an indeterminable number of shares of common stock as may be issued from time to time upon conversion of the notes, as this amount may be adjusted as a result of stock splits, stock dividends and anti-dilution provisions.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act based on the average of the high and low sales prices of the Registrant’s common stock on the Nasdaq National Market on May 23, 2005.

(3)	Previously paid.

(4)	Represents the number of shares of common stock that are currently issuable upon conversion of an additional $10 million in aggregate principal amount of the Registrant’s 5.625% Senior Convertible Notes due April 1, 2010 that the Registrant sold to two investors in June 2005, calculated based on a conversion rate on August 26, 2005 of 149.6558 shares per $1,000 principal amount of the notes. Pursuant to Rule 416 under the Securities Act of 1933, the Registrant is also registering an indeterminable number of shares of common stock as may be issued from time to time upon conversion of the notes, as this amount may be adjusted as a result of stock splits, stock dividends and anti-dilution provisions.

(5)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act based on the average of the high and low sales prices of the Registrant’s common stock on the Nasdaq National Market on August 23, 2005.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SECURITYHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES, IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (Subject to completion dated August 26, 2005)

10,475,906 Shares of Common Stock issuable upon conversion of the 5.625% Senior Convertible Notes due 2010

     Lexar Media, Inc. issued $70,000,000 in aggregate principal amount of its 5.625% Senior Convertible Notes due 2010 in a private placement in March and June 2005. With this prospectus, the selling securityholders named in this prospectus or in prospectus supplements may offer and sell the shares of our common stock into which the notes are convertible. The selling securityholders may sell the shares of common stock issuable upon conversion of the notes in private transactions at negotiated prices, or in the open market at prevailing market prices. We will not receive any proceeds from this offering.

     Our common stock trades on the Nasdaq National Market under the symbol “LEXR.” The last reported sales price of our common stock on August 25, 2005 was $5.99.

     Investing in our common stock involves a high degree of risk. Please carefully consider the “Risk Factors” beginning on page 3 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is __________, 2005.

     You should rely only on the information contained in or incorporated by reference into this prospectus. No dealer, salesperson or any other person is authorized to give any information or to make any representation other than those contained in or incorporated by reference in this prospectus. If such information is given or representations are made, you may not rely on that information or representations as having been authorized by us. You may not imply from the delivery of this prospectus, nor from a sale made under this prospectus, that our affairs are unchanged since the date of this prospectus. This prospectus may only be used where it is legal to sell the securities.

          Unless the context otherwise requires, the terms “we,” “our,” “us,” “the Company” and “Lexar” refer to Lexar Media, Inc., a Delaware corporation.

PROSPECTUS SUMMARY

     This section contains a general summary of the information contained in this prospectus. It may not include all of the information that is important to you. You should read the entire prospectus, any accompanying prospectus supplement and the documents incorporated by reference before making an investment decision.

Lexar Media, Inc.

     We design, develop, manufacture and market high-performance digital media, as well as other flash based storage products, for consumer markets that utilize digital media for the capture and retrieval of digital content for the digital photography, consumer electronics, computer, industrial and communications markets. Our digital media products include a variety of flash memory cards with a range of speeds, capacities and special features to satisfy the various demands of different users of flash cards. To address the growing market for compact digital data and media storage solutions, our digital media products also include our JumpDrive ® products, which are high-speed, portable Universal Serial Bus, or USB, flash drives for consumer applications that serve a variety of uses, including floppy disk replacement. In addition, we market and sell controllers and other components to other manufactures of flash storage media as well as digital media accessories and a variety of connectivity products that link our media products to PCs and other electronic host devices. We also license our technology to certain third parties.

     The address of our principal executive offices is 47300 Bayside Parkway, Fremont, California 94538.

The Offering

     The following is a brief summary of certain terms of this offering.

Issuer	Lexar Media, Inc.

Securities Offered	10,475,906 shares of common stock issuable upon conversion of Lexar’s 5.625% Senior Convertible Notes due 2010 (the “Notes”).

Trading	Our common stock is traded on the Nasdaq National Market under the symbol “LEXR.”

Use of Proceeds	We will not receive any of the proceeds from the selling securityholders’ sale of the shares of our common stock issuable upon conversion of the Notes. See “Use of Proceeds.”

Registration Rights	We have agreed to use our reasonable best efforts to keep the shelf registration statement, of which this prospectus forms a part, effective until the earliest of (1) the last date on which the holding period applicable to sales of the shares of common stock issuable upon conversion of the Notes under Rule 144(k) has expired, (2) the date as of which all shares of common stock issuable upon conversion of the Notes have been transferred under Rule 144 and (3) the date when all shares of our common stock issuable upon conversion of the Notes have been sold pursuant to the registration statement of which this prospectus forms a part. We will be required to pay liquidated damages to the holders of the Notes if we fail to comply with these registration obligations.

Risk Factors	See “Risk Factors” and other information in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

RISK FACTORS

          You should carefully consider the following risks, as well as the other information contained in or incorporated by reference in this prospectus, before investing in our common stock. If any of the following risks actually occurs, our business could be harmed. You should refer to the other information set forth or incorporated by reference in this prospectus, including our consolidated financial statements and the related notes incorporated by reference herein.

Risks Related to Our Business

We have a history of losses and may not be able to return to or sustain profitability.

     We incurred net losses in each of the second, third and fourth quarters of 2004 and the first half of 2005, including a net loss of approximately $4.9 million in the second quarter of 2005. As of July 1, 2005, we had an accumulated deficit of approximately $182.0 million. We cannot assure you that we will be able to return to or sustain profitability in future periods, and we will likely use cash for operations. Our ability to return to or sustain profitability depends on: the rate of price decreases for our products; the cost of our components, particularly flash memory; the growth of the markets for digital cameras or other host devices that use digital storage media; the extent to which our products, particularly our higher margin products, are accepted by these markets; our ability to charge a premium for our higher performance products; the success of our products and our ability to control our operating expenses, particularly our litigation costs; and our ability to adequately manage our inventory and the challenges associated with the breadth and diversity of our product offerings. We also must continue to reduce the costs of producing and selling our flash media products by controlling our internal and channel inventory, securing the best available pricing for flash memory and components used in our digital media products and reducing our manufacturing costs. If we are unsuccessful in increasing revenues from our higher margin products and controlling our operating expenses, we may not be able to return to or sustain profitability on a quarterly or an annual basis.

Our operating results and gross margins have fluctuated in the past, may fluctuate significantly in the future and are difficult to predict. If our future results are below the financial guidance provided by us or the expectations of investors or securities analysts, the market price of our common stock could decline significantly.

     Our operating results and gross margins have fluctuated in the past and may vary significantly in the future based on a number of factors related to our industry and the markets for our products. We will have little or no control over many of these factors and any of these factors could cause our operating results and gross margins, and consequently the price of our common stock, to fluctuate significantly. These factors include, among others:

•	increases in the price of flash memory that we buy or the failure of cost decreases to keep up with price decreases for our products;

•	the inability of new NAND flash memory suppliers to fully indemnify us should we be subjected to litigation;

•	the decision of our customers to return products or rotate their stock;

•	the amount of price protection, volume incentive rebates, discounts, market development funds, cooperative advertising payments and other concessions and discounts that we may need to provide to some of our customers due to competitive pricing pressures;

•	fluctuation in demand for our products, including seasonal demand for our products and the volume and timing of potential retail customer and distributor orders;

•	competitive pricing pressures for the products we sell;

•	the rate of growth of the market for digital cameras, digital media, cell phones with card slots, USB flash drives and MP3 players;

•	the mix of business between retail, OEM and licensing;

•	whether we can sell controllers, digital media accessories and other components in the volumes and at the prices we anticipate;

•	the timely availability of flash memory, particularly flash memory that meets our technological requirements;

•	the availability of sufficient silicon wafer foundry capacity and product components to meet customer demand;

•	the difficulty of forecasting sell-through rates of our products and their impact on inventory levels at our resellers if sell-through data is not timely reported to us, which may result in additional orders being delayed or reduced and inventory being returned;

•	the timing and amount of expenses related to obsolescence and disposal of excess inventory and the difficulty of forecasting and managing our inventory levels, including inventories on consignment and at contract manufacturers;

•	the timing and amount of any reductions in the average selling prices of our products and services;

•	price reductions in key components, such as flash memory, could result in reduced margins when selling products that include previously purchased components held in inventory;

•	increases in costs charged by our component or card suppliers or the failure of our suppliers to decrease the prices they charge to us when industry prices decline;

•	the timing and amount of orders, cancellations from existing and new customers and penalties imposed by customers for failure to meet their requirements;

•	the commencement of, involvement in or the expansion, appeal or settlement of our litigation;

•	any changes in the trend of declining average selling prices per unit sold of digital storage media;

•	competing flash card standards, which displace the standards used in our products;

•	shortages of components such as capacitors and printed circuit boards required for the manufacturing of our products;

•	exchange rate fluctuations, particularly the U.S. dollar to British pound and Japanese yen and the British pound to Euro exchange rates;

•	the announcement or introduction of products and technologies by competitors; and

•	potential product quality problems which could raise return or rework costs.

     In addition, as a result of the emerging nature of our market, we may be unable to accurately forecast our revenues and gross margins. We incur expenses based predominantly on operating plans and estimates of future revenues. Our expenses are to a large extent fixed in the short term and we may not be able to adjust them quickly to meet a shortfall in revenues during any particular quarter. We also plan inventory levels based on anticipated demand for our products and on anticipated product mix. As we anticipate increased demand for certain products we increase our level of inventory, which results in increased risk if we inaccurately estimate anticipated demand. Also, because of irregular component shipments from certain of our suppliers, we have had to carry a higher level of inventory as a buffer against delivery delays. Any significant shortfall in revenues in relation to our expenses and planned inventories would decrease our net income or increase our operating losses and harm our financial condition. Declines in our operating results or gross margins may cause us to fail to meet the expectations of investors or securities analysts, which would be likely to cause the market price of our common stock to decline.

We expect that Toshiba and Toshiba America Electronics Company, Inc. will appeal a jury’s award to us of over $465 million in damages, and an unfavorable outcome could lead to a decline in our stock price and have a negative impact on our ability to increase our licensing revenues.

     In March 2005, a jury found Toshiba Corporation and Toshiba America Electronic Components, Inc. liable to us for breach of fiduciary duty and theft of trade secrets and awarded us over $465 million in damages, including a punitive damage award for conduct by Toshiba that the jury found to be oppressive, fraudulent or malicious. Toshiba has indicated that it intends to pursue vigorously an appeal of these rulings. The appeal process could result in the damage award being reduced or eliminated or the case being remanded to the trial court for further proceedings. An appeal could take a significant amount of time during which we would not be able to collect on the verdict. During the time the case remains pending, we expect to incur substantial additional legal costs. The court of appeals could also award the payment of costs to the prevailing party on appeal which could be in the millions of dollars. If Toshiba prevailed on having the verdict set aside either by the trial court or through an appeal of this verdict, the damages awarded to us could be reduced or eliminated. This could adversely affect our ability to secure additional licensing revenue either from Toshiba or other potential licensees, which would likely have a negative impact on the value of our stock.

If we are unable to continue our sales of controllers, digital media accessories or other components or continue to develop, competitively market and sell our JumpDrive portable flash storage product line, our revenues, gross margins and results of operations would be negatively impacted.

     In the second quarter of 2005, our revenues from controllers, digital media accessories and other components increased to $40.0 million and partially offset a decline in our sales to the retail market. Sales of other components were generally made opportunistically and depended on both market conditions and, in some cases, consent of our suppliers to resell certain products. Although we currently expect our controller and other component revenues to decrease significantly in the third quarter of 2005, if sales of such products decline faster than we expect or if we cannot successfully sell such products according to our current plans or maintain the rights to do so, our revenues and results of operations would be negatively impacted. Our sales of other components also had a positive impact on our DSOs which will be negatively impacted as such sales decrease.

     Furthermore, our revenues in the first half of 2005 included significant sales of other components to OEM customers, some of which have elected, or may in the future decide, to compete against us in the digital media market. These sales may not continue at the same level, or at all, during the second half of 2005 and beyond.

     We derive a significant portion of our revenues and gross margin from sales of our Jump Drive flash storage products. The market for USB drives has become increasingly competitive. We believe that design has become an important selling feature for these products unlike other flash cards which have fixed dimensions and specifications. If we cannot continue to develop, market and sell these products, particularly with designs that appeal to a broad group of customers, and successfully educate consumers regarding the products’ selling features in order to gain commercial acceptance and premium pricing, our revenues, gross margins and operating results may suffer.

We depend on a few key customers and the loss of any of them could significantly reduce our revenues.

     Historically, a small number of our customers have accounted for a significant portion of our revenues. During the first six months of 2005, sales to the ten customers from which we received the greatest revenues accounted for approximately 46.7% of our gross revenues. Sales to one customer, Wal-Mart (including Sam’s Club), represented approximately 17.7% of our gross revenues. In the first half of 2005, we lost product placements to our competitors at Wal-Mart and Sam’s Club and other retail accounts due to competitive pricing pressures and our focus on profitability and we expect that these accounts will be a smaller portion of our business in the second half of 2005.

     Our revenues could decline if one or more of these of our largest customers were to significantly reduce, delay or cancel their orders; decide to purchase digital media manufactured by one of our competitors; terminate their relationship with us; develop and manufacture their own digital media; or cease operations due to the downturn in the global economy. In addition, we do not carry credit insurance on our accounts receivables and any difficulty in collecting outstanding amounts due from our customers, particularly customers that place larger orders or experience financial difficulties, could adversely affect our revenues and our net income. Because our sales are made by means of standard purchase orders rather than long-term contracts, we cannot assure you that these customers will continue to purchase quantities of our products at current levels, or at all.

     We expect our operating results for at least the next several years to continue to depend on sales to a relatively small number of customers.

We are substantially leveraged, which could adversely affect our ability to adjust our business, to develop or enhance our products, expand our operations, respond to competitive pressures or obtain additional financing.

     We have significant indebtedness. In March and June 2005, we issued $70 million in aggregate principal amount of the Notes. In addition, as of July 1, 2005, we had borrowed $33.4 million under the Wells Fargo Foothill facility, which was the amount available at that time.

     The degree to which we are leveraged could have important consequences, including, but not limited to, the following:

•	our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes may be limited;

•	a substantial portion of our cash flow from operations will be dedicated to the payment of the principal and interest of our indebtedness;

•	if we elect to pay any premium on the Notes with shares of our common stock or we are required to pay a “make-whole” premium with our shares of common stock, our existing stockholders’ interest in us would be diluted; and

•	we may be more vulnerable to economic downturns, less able to withstand competitive pressures and less flexible in responding to changing business and economic conditions.

     Our ability to pay interest and principal on our asset based credit facility and the Notes, to satisfy other debt obligations which may arise and to make planned expenditures will be dependent on our future operating performance, which could be affected by changes in economic conditions and other factors, some of which are beyond our control. A failure to comply with the covenants and other provisions of our debt instruments could result in events of default under such instruments, which could permit acceleration of the debt under such instruments and in some cases acceleration of debt under other instruments that may contain cross-default or cross-acceleration provisions. If we are at any time unable to generate sufficient cash flow from operations to service our indebtedness, we may be required to attempt to renegotiate the terms of the instruments relating to the indebtedness, seek to refinance all or a portion of the indebtedness or obtain additional financing. There can be no assurance that we will be able to successfully renegotiate such terms, that any such refinancing would be possible or that any additional financing could be obtained on terms that are favorable or acceptable to us.

     If we cannot raise needed funds on acceptable terms, or at all, we may not be able to maintain our product development schedule, respond to competitive pressures or grow our business. Failure to obtain additional funds when required could also result in inadequate capital to operate our business in accordance with our plans and require us to cut back operations, which could result in a further decline in revenues, or to cease our operations. Historically, cash generated from operations have not been sufficient to fund our capital requirements. If we need to raise additional funds during the next twelve months to fund potential growth or our operations, it could be difficult to obtain additional financing on favorable terms, or at all. We may try to obtain additional financing by issuing shares of common stock, preferred stock, convertible debt securities, or warrants or otherwise, which could dilute our existing stockholders.

Our products are characterized by average selling prices that have historically declined over relatively short time periods. If we are unable to effectively manage our inventories, reduce our costs, introduce new products with higher average selling prices or increase our sales volumes, our revenues and gross margins will be negatively impacted.

     Our competitors and customers impose significant pricing pressures on us. At times, these pricing pressures have been possible as a result of lower flash memory costs. At other times, our prices have fallen faster than our costs, which has resulted in additional margin pressure. In addition, because a large percentage of our sales are to a small number of customers that are primarily retail consumer chains, distributors and large OEMs, these customers have exerted, and we expect they will continue to exert, pressure on us to make price concessions. In the past, we have significantly reduced the prices of many of our flash products from time to time, and we expect we will need to continue to do so to remain competitive even though we asked many of our customers to accept price increases in the first quarter of 2005. During the second quarter of 2005, our competitors, particularly SanDisk and Toshiba, continued to reduce selling prices despite expectations that industry demand for flash memory will continue to be greater than available supply. We intend to continue to manage our selling prices with the intention of focusing on profitability while balancing our goal to maintain our significant retail market position. We are also planning to take steps to change our product mix and to emphasize sales of our premium products, which generally carry higher gross margins. However, any reduction in prices by us in response to pricing pressures will hurt our gross margins unless we can manage our internal and channel inventories and our cost structure to minimize the impact of such price declines and reduce our costs. We also sell our products to certain customers on a consignment basis, which has resulted in us carrying higher inventory levels.

     If we are unable to reduce our costs to offset declines in average selling prices or increase the sales volume of our existing products, our revenues and gross margins will be adversely affected. We anticipate that our average selling prices will continue to decline in the second half of 2005. This may negatively impact our anticipated growth in product revenues as well as our gross margins, particularly if the decline in our average selling prices is not matched by price declines in our component costs, primarily the cost of flash memory. Furthermore, even if we experience price declines in our component costs, such price reductions could result in reduced margins when we sell products that include components in inventory which were previously purchased at a higher price.

A lack of effective internal control over financial reporting could result in an inability to accurately report our financial results that could lead to a loss of investor confidence in our financial reports and have an adverse effect on our stock price.

     Effective internal control over financial reporting is essential for us to produce reliable financial reports. If we cannot provide reliable financial information or prevent fraud, our business and operating results could be harmed. We have in the past discovered, and may in the future discover, deficiencies in our internal control over financial reporting. In connection with our management’s evaluation of our internal control over financial reporting as of December 31, 2004, management identified two control deficiencies that constitute material weaknesses. As more fully described in Item 9A of our Annual Report on Form 10-K for the year ended December 31, 2004 and Item 4 of our Quarterly Report on Form 10-Q for the quarter ended July 1, 2005, as of December 31, 2004 and July 1, 2005, our management determined that we did not maintain effective internal control over:

•	revenue recognition with respect to certain customers (primarily our resellers), including adequate consideration of our estimates regarding offsets to or discounts from revenue such as price protection and promotional activities; and

•	the accounting for inventory valuation reserves.

     These deficiencies resulted in audit adjustments that were recorded in our consolidated financial statements for the fourth quarter of 2004. As a result of the material weaknesses identified, we concluded that our internal control over financial reporting was not effective as of December 31, 2004, and PricewaterhouseCoopers LLP, our independent registered public accounting firm, issued an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2004. Although we have taken steps to remediate deficiencies in our internal control over financial reporting, we have not yet tested the effectiveness of these measures, and a failure to successfully implement and maintain effective internal control over financial reporting, including any ineffectiveness of the corrective actions we have subsequently implemented to address the control deficiencies identified above, could result in a material misstatement of our financial statements or otherwise cause us to fail to meet our financial reporting obligations. This, in turn, could result in a loss of investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.

Because we protect many of our retail customers and distributors against the effects of price decreases on their inventories of our products, we have in the past and may in the future incur large price protection charges if we reduce our prices when there are large quantities of our products in our distribution channel.

     Nearly all of our retail product sales in 2002, 2003, 2004 and the first six months of 2005 were made through our resellers to which we have provided price protection. Price protection allows customers to receive a price adjustment on existing inventory when its published price is reduced. In an environment of slower demand and abundant supply of products, price declines and channel promotions expenses are more likely to occur and, should they occur, are more likely to have a significant impact on our operating results. Further, in this environment, high channel inventory may result in substantial price protection charges. These price protection charges have the effect of reducing gross sales and gross margin. Price protection in our retail channel was approximately $13.3 million, or 3.4% of product revenues, during 2003; approximately $52.6 million, or 7.8% of product revenues, during 2004; and approximately $7.3 million, or 1.7% of product revenues, during the first six months of 2005. We anticipate that we will continue to incur price protection charges for the foreseeable future due to competitive pricing pressures. If our price protection reserves are insufficient or we continue to have difficulties estimating future charges, our revenues and gross margins would be adversely affected in future periods.

We may need to write-down our inventory if our sales levels do not match our expectations or if pricing declines more than we anticipate, which could adversely impact our revenues and gross margins.

     We operate in an industry that is characterized by intense competition, supply shortages or oversupply, rapid technological change, evolving industry standards, declining average selling prices and rapid product obsolescence, all of which make it more challenging to effectively manage our inventory. Our inventories are stated in the lower of cost or market value. Determining market value of inventories involves numerous judgments, including judgments regarding average selling prices and sales volumes for future periods. We primarily utilize estimated selling prices for measuring any potential declines in market value below cost. When market value is determined to be below cost, we make appropriate allowances to reduce the value of inventories to net realizable value. This may occur where we determine that inventories are slow moving, obsolete or excess or where the selling price of the product is insufficient to cover product costs and selling expenses. Cost of product revenue in the first six months of 2005 included the write-down of inventories totaling $6.8 million. If actual product demand or selling prices are less favorable than we estimate, we may be required to take additional inventory write-downs and our revenues and gross margins will be negatively impacted.

     We have a significant amount of inventory related to our packaging and labels. We have previously announced that we will introduce a new branding campaign. As we transition to new packaging related to our new branding initiatives, we may have excess inventory related to earlier brand designs. We are also in the process of shifting to other suppliers to meet our packaging needs. Certain of our suppliers purchase components on our behalf. As we shift to new suppliers, we may have additional write downs associated with inventory that is slow-moving, obsolete or excess or cannot be transferred to our new suppliers.

We primarily depend upon Samsung for our flash memory. If Samsung is unable to provide us with sufficient quantities of flash memory when we need it at prices and sales terms that allow us to be competitive in the marketplace, if Samsung is unable to remain technologically competitive, or if Samsung were to reduce or eliminate our credit terms, we would not be able to manufacture and deliver digital media to our customers in accordance with their volume, price and schedule requirements which would have a serious negative impact on our revenues and margins.

     As a result of the supply agreement we entered into with Samsung in April 2001, it is our primary supplier of flash memory, which is the primary cost of our digital media. During much of 2004, the demand for flash memory was substantially greater than the supply of flash memory due to the continuing demand for digital cameras, increased use of flash memory in cellular phones and other digital consumer products, and increasing demand for USB flash drives. Shortages of flash memory have continued into 2005. Samsung has indicated, and we also expect, that the demand for flash memory during the remainder of 2005 will continue to be greater than the available supply, and will be particularly acute in the fourth calender quarter. If we are unable to obtain sufficient quantities of flash memory from Samsung or from another flash memory supplier in a timely manner and at competitive prices, we will not be able to manufacture and deliver flash memory products to satisfy our customers’ requirements.

     We typically need to build a strategic inventory of key components, including flash, in advance of our customers’ needs in the fourth quarter. Because we expect flash demand to be greater than supply in the fourth quarter of 2005, we will have to forecast our needs for flash early and accurately. If we do not forecast accurately, we may not have enough flash to build cards to meet our customers’ needs or we may have too much inventory at the end of the year. Samsung has entered into certain agreements with us with respect to allocation of flash supply, flash packaging types that it would provide, pricing and other rights. If Samsung does not follow through on its agreements with us, our revenue and margins would be adversely affected.

     Although a number of semiconductor companies have begun to manufacture flash memory that would meet some of our needs, Samsung and Toshiba will dominate the market for high density flash chips as new flash memory supplies generally expect to begin their production with lower density products or do not bring significant supply of larger capacity flash to market over the period. The new flash suppliers have been delayed in their efforts to enter the flash chip market and their technical roadmaps may now be substantially behind the products manufactured and sold by Samsung and Toshiba. Even as additional flash memory capacity becomes available from new suppliers, these suppliers may not be able to supply our flash memory needs at competitive prices if we cannot obtain adequate supplies from Samsung. Even if we are able to obtain flash memory in sufficient volumes and on schedules that permit us to satisfy our delivery requirements, the prices charged by Samsung or other suppliers have not and may not enable us to compete effectively in our market. If we are unable to satisfy the requirements of our customers or supply digital media to them in the volumes and at the pricing they request, they will likely reduce future orders, impose penalties on us for failure to meet their requirements or eliminate us as a supplier. Our reputation would likely also be harmed and we may not be able to replace any lost business with new customers. If we are unable to obtain flash memory at economical prices, our gross margins would decline unless we could raise the prices of our products in a commensurate manner or offset the cost increases elsewhere. The existing competitive conditions in our industry may not permit us to do so, which would adversely impact our revenues and gross margins.

     In addition, if Samsung does not offer us prices, sales terms and credit terms that are appropriate to meet our growing needs, we might have to seek alternate suppliers or additional financing. Samsung may not be able to offer us flash memory in the type of packaging that we need which would leave us unable to manufacture certain card formats. Samsung and other current and potential suppliers of flash memory are located in Asia, a region that has been, and in the future may be, affected by economic and political instability that could adversely affect the price and supply of flash memory. Furthermore, if Samsung is unable to increase its output of flash memory in a manner commensurate with our needs, or to manufacture flash memory that is technologically and price competitive, or if it has any interruptions in shipment for any reason, we would be unable to satisfy our customers’ requirements. For example, Samsung has previously emphasized smaller flash geometries over multi-level cell technology. In contrast, Toshiba and SanDisk appear to be manufacturing multi-level cell technology in volume at high yields, which appears to give them significant cost advantages over single-level cell technologies.

     Samsung has from time to time considered directly entering the retail market for flash media, which would make it a direct competitor to us. Because flash memory represents a significant portion of the cost of flash media, flash manufacturers like Samsung may have a competitive advantage.

     Our agreements with Samsung terminate in March 2006 unless extended. Either party can terminate the agreement in the event of the other party’s breach of the agreement or bankruptcy. In addition, if our license agreement with Samsung were to terminate in the event of Samsung’s breach, Samsung may, in turn, breach our supply agreement with them. The expiration or termination of our supply agreement with Samsung could negatively impact our ability to deliver flash memory products to satisfy our customers’ requirements in the event we were unable to secure a sufficient volume of flash memory from other suppliers at competitive pricing.

In the first half of 2005, we modified our pricing strategy and significantly reduced our promotional programs. In the first quarter of 2005, we also increased prices on certain products to most of our customers to better align our selling prices with our cost structure. Many of our retail customers and distributors have rights of return, and we may be required to take back large quantities of unsold customer inventory if as a result of our recent actions or otherwise, they decide to terminate their relationship with us and purchase from other vendors.

     Substantially all of our sales of our digital media products to end-users are made through distributors and retailers. Our sales through these channels often include rights to return unsold customer inventory still in the customers’ inventory for credit. During the first half of 2005, we modified our pricing strategy and significantly reduced our promotional programs and increased prices on certain products to most of our customers to better align our selling prices with our cost structure. Although we have now increased our promotional activities and have adjusted our pricing in relation to recent competitive price moves, we are still priced at a premium in relation to certain of our competitors. If our products do not sell through to the end customer, our resellers or their customers may decide to reduce their orders, purchase from other vendors or return unsold product to us. In the past several months, we have lost product placements to our competitors at Wal-Mart and Sam’s Club, CompUSA and other resellers in part because of our pricing strategy. In addition, at Wal-Mart and Sam’s Club, which accounted for approximately 18.3% of our gross revenue in the second quarter of 2005, we have experienced a significant decline in sales due to the addition of other vendors.

     If our resellers reduce or cancel their orders, they may also decide to exercise their rights of return and require that we take back large quantities of unsold customer inventory. As a result of the product placements we have recently lost to our competitors at certain resellers, we have experienced an increase in product returns. Our customers generally place orders on the expectation of certain promotional support from us, and as we reduce our promotional activities, those customers may decide to return significant amounts of products to us. If there are significant inventories of old products in our distribution channel when a new product is released, or if these distributors and retailers are unsuccessful in selling our products, there could be substantial product returns. If our reserves are insufficient to account for these or future returns or if we are unable to resell these products on a timely basis at similar prices, our revenues may be reduced. Because the market for our products is rapidly evolving, we may not be able to resell returned products at attractive prices or at all.

Our strategic partnership with Kodak and our ongoing relationships with OEM customers pose significant challenges for us, and if we are unable to manage these relationships, our business and operating results will be adversely affected.

     We have entered into an exclusive multi-year agreement with Kodak under which we will manufacture and distribute a full range of KODAK branded memory cards. The management of the Kodak business could adversely affect our revenues and gross margins if we are, among other things, unable to:

•	properly manage the distribution and use of the KODAK brand;

•	control the sales and marketing expenses associated with launching the brand in new channels;

•	plan for anticipated changes in demand;

•	effectively leverage the KODAK brand to achieve premium pricing and grow market share;

•	maintain the market share position of the Lexar brand; and

•	appropriately allocate resources to support a dual branding strategy.

     In the future, a significant portion of our revenue may be derived from sales of digital media under the Kodak brand. We have a number of obligations that we must fulfill under our agreement with Kodak to keep the license exclusive and to keep it in effect. These obligations include compliance with Kodak guidelines and trademark usage, customer satisfaction, and the requirement that we meet market share goals and target minimum royalty payments. If we fail to meet these requirements, Kodak has rights to make our license non-exclusive or to terminate our license in its entirety. If we were to lose the rights to sell products under the Kodak brand, our financial results could be significantly negatively impacted.

     In addition, our business may also be negatively impacted if we are unable to manage our existing relationships with our OEM customers. Our OEM customers include many large domestic and international companies that have greater financial resources and bargaining power than we do. As a result, our agreements with some of these customers include restrictions and commitments that could adversely affect our revenues and gross margins. These contractual provisions include, among others: guaranteed pricing and price protection; commitments to supply product at the customer’s requested volumes; penalties for late shipment, delivery cancellation or failure to meet certain quality assurances; agreements not to sue, or assert our intellectual property rights against, such customers; and limitations on our ability to terminate such agreements.

We depend on single suppliers for key components and products. We do not have long-term supply contracts with many of these suppliers and we are therefore exposed to certain risks, including price increases, late deliveries, poor component quality and a potential inability to obtain an adequate supply of components. In addition, there is a risk that we will have inadequate or incomplete indemnification from these suppliers, so we also face the risk that our margins and operating results would be severely negatively impacted if such products infringe the intellectual property rights of a third party or if we are found to owe license fees or royalties relating to these products.

     We have a sole source of supply for certain components in our digital media. Because we depend on single suppliers for certain key components, and do not have a long-term supply contract with any of these suppliers, we face the risk of inadequate component supply, price increases, late deliveries and poor component quality. Any supplier may terminate their relationships with us or pursue other relationships with our competitors, and if we were to lose our relationship with these single suppliers, the lead time required to qualify new suppliers could be as long as three months. Also, if we lose our single suppliers or these suppliers are otherwise unable to satisfy our volume and delivery schedule requirements, it may be difficult to locate any suppliers who have the ability to develop, manufacture and deliver the specialized components we need for our products. If we are unable to accurately predict our supply needs, or if our supply of components is disrupted, our reputation may be harmed and we may lose existing customers, incur penalties imposed by existing customers or be unable to attract new customers.

     Furthermore, not all of our suppliers provide us with indemnification regarding our purchases. Other suppliers impose limits on their indemnification obligations. If such components or products infringe the intellectual property rights of a third party either alone or in combination or if we are found to owe license fees or royalties relating to these components or products, our margins and operating results would be severely negatively impacted.

     We also do not currently manufacture certain digital media formats, such as the Memory Stick Duo, xD Picture Card, Secure Digital Card or mini –Secure Digital and certain of our JumpDrive products, with our own controllers. Until we are able to develop our own flash memory controller for these and other products, we must purchase such cards from third parties for resale. We do not have long-term supply contracts with all of these suppliers, and therefore face the risks of inadequate supply, price increases, late delivery or unavailability and the need to maintain buffer inventory. If our supply of such products is disrupted, we will lose existing customers and may be unable to replace them or to attract new ones.

If we are unable to generate increased revenue from licensing our intellectual property, our gross margins and results of operations would be negatively impacted.

     We have historically derived the substantial majority of our licensing revenue from a limited number of sources. If we fail to generate significant licensing revenues or increase the revenues we derive from our higher margin controller sales, we may not grow our revenues and margins as planned. In March 2002, we executed a license agreement with Samsung that provided for fixed license payments through March 31, 2004 and variable based royalties thereafter. Whether we will be paid any royalties under the variable based royalty obligations depends on many factors, including which flash products Samsung manufactures and sells and in what volumes, as well as our relative market share and our aggregate purchases from Samsung. Since March 31, 2004, variable-based royalties from Samsung under this agreement have been minimal and we expect that trend to continue for the foreseeable future. We cannot assure you that we will be successful in our efforts to secure new license or royalty revenues, and our failure to do so could negatively impact our operating results.

Our unit volume continues to increase and has strained our operations infrastructure and our supply chain.

     The number of units we manufacture on a weekly basis has increased significantly and has strained our supply chain and operational capabilities. Our contract manufacturers may not be able to manufacture product at levels necessary to sustain our increased growth. Our component suppliers may not be able to keep up with the growth in our need for parts. Our other vendors, such as those that package our products, also may have trouble meeting our additional demands on them. If we are not able to continue to accommodate this increased unit demand from our customers, we may have product shortages. If we were to have product shortages, our customers would likely cancel orders, impose penalties for late shipment or delivery cancellations, require that we use faster shipping methods which would increase our freight and fulfillment expenses or seek other suppliers to replace us.

     We currently intend to implement significant changes in our supply chain to accommodate our growth. These changes will include establishing a new operational hub in Singapore, requiring more of our suppliers to sell us components on consignment, as well as changes to our current distribution arrangements. If these changes are not implemented smoothly, we would be at risk of severe product interruptions which would negatively impact our revenues and our relationships with our customers.

     If our component suppliers are not able to meet our demand in a timely manner, we may not be able to manufacture and package products quickly enough to meet customer demand. If this were to occur, customers would likely cancel orders or switch suppliers. In addition if we are unable to manufacture products at rates sufficient to keep up with our component purchases, we may have too much inventory that would later need to be written down if component prices decrease. This challenge can be, and has in the past been, particularly acute during the fourth quarter when demand for components is high and retail customers require the delivery of large volumes of products during a narrow window of time. In addition, because the first quarter typically experiences lower demand than the fourth quarter, inventory planning becomes particularly important. If we are not able to manage our component purchases and inventory appropriately, our financial results will be negatively impacted.

     In addition, we must continue to make significant investments in our existing internal information management systems to support increased manufacturing, as well as accounting and other management related functions. Our systems, procedures and controls may not be adequate to support rapid growth, and as described in further detail in Item 9A of our Annual Report on Form 10-K for the year ended December 31, 2004 and Item 4 of our Quarterly Report on Form 10-Q for the quarter ended July 1, 2005, as of December 31, 2004, we identified two deficiencies in our internal control over financial reporting that were determined to be material weaknesses. We cannot assure you that we will not have internal control deficiencies in the future, including deficiencies that may be deemed to be material weaknesses, which could in turn harm our business, financial condition and results of operations. In addition, the improvement in economic conditions will likely extend the lead-time for procuring components. If we do not plan properly or if the demand rises too quickly, we will face material shortages.

The solid-state storage market is evolving and we may not have rights to manufacture and sell certain types of flash card formats or we may be forced to pay a royalty to sell digital media in these formats. Future digital media formats may not use our core technology.

     Many new digital cameras and other consumer devices now use digital media formats such as the Secure Digital Card or xD Picture Card formats, which we do not have the rights to manufacture. Our cost structure on these products is higher than our cost structure for other products. The Secure Digital Card was introduced by a consortium consisting of SanDisk, Matsushita and Toshiba. The consortium charges significant license fees to other companies that want to manufacture SD Cards. The Secure Digital Card and the xD Picture Card have rapidly gained broad consumer acceptance. This has resulted, and will likely continue to result in, a decline in demand, on a relative basis, for products that we have the rights to manufacture without the payment of a royalty. SanDisk and M-Systems have created a new organization called U3 which purports to set standards for features relating to USB flash drives. If U3 based USB flash drives were widely accepted and we were required to pay a royalty to manufacture such cards, it would have a negative impact on our margins.

     In 2004 and the first half of 2005, products we purchase and resell significantly increased as a percentage of our total net revenues. We believe that one of our advantages is our ability to offer retailers all major flash card formats, and if we were unable to supply all flash card formats at competitive prices or if we were to have product shortages, our margins would be adversely impacted and our customers would likely cancel orders or seek other suppliers to replace us.

We market our digital media primarily on the basis of its superior technology. If we are unable to achieve or maintain technological leadership or gain commercial acceptance of the performance and technology advantages of our products, our revenues and gross margins would likely decline significantly.

     We market our digital media primarily on the basis of its performance and technology advantage over our competitors’ products. In doing so, we have emphasized our speed and other advantages over our competitors’ products and have tried to establish ourselves as the brand of choice among professional photographers. In the second quarter of 2005, in collaboration with Canon, we identified a lost image condition found to be rare and specific to select Canon cameras when used with CompactFlash cards, including our own. To ensure compatibility, we offered to rework our Professional 80x CompactFlash cards and Canon offered a camera firmware update to address issues experienced with other cards for customers who experienced the problem with the identified Canon cameras. We and Canon continue to work together to ensure compatibility across product lines. The total estimated cost to rework the affected products is expected to be approximately $0.9 million, all of which has been provided for in the second quarter of 2005. If this incompatibility has a serious negative impact on our reputation with photographers, particularly professional photographers, our revenues and margins will be negatively impacted.

     We label our CompactFlash and some of our JumpDrive and Secure Digital Card products as capable of sustained write speed performance in which 1x is equal to a write speed of 150 kilobytes per second, nomenclature similar to that used in the CD-ROM industry. For example, our 4x CompactFlash digital film is capable of sustained write speeds of at least 600 kilobytes per second. Currently, we offer CompactFlash, Secure Digital and JumpDrive flash drives capable of minimum sustained write speeds up to 80x, 32x and 120x, respectively. Our highest capacity card is currently eight gigabytes. In addition to offering flash memory cards in a variety of speeds and capacities, we are also offering more advanced features in some of our flash media card products, such as Write Acceleration technology, the ActiveMemoryTM System and LockTightTM CompactFlash. We also market our JumpDrive products in a range of functionality to target specific consumer needs.

     From time to time our competitors have introduced products for which they have claimed large storage capacities, high, sustained write speeds, including write speeds faster than that of some of our own competing products, and similar functionality to that of our own products. If we are unable to design and manufacture products that are technologically superior to those of our competitors, if we lose our status as a brand preferred by professional photographers or if we are unable to gain commercial acceptance of the performance and technology advantages of our products, we will be unable to achieve a premium price for our products. If this were to occur, our revenues and gross margins would likely decline significantly.

Increased competition in the digital media market may lead to a decrease in our revenues and market share.

     Our industry is characterized by intense competition, supply shortages or oversupply, rapid technological change, evolving industry standards, declining average selling prices and rapid product obsolescence. Our existing competitors include many large domestic and international companies that have longer operating histories and have or may have greater brand name recognition, greater access to flash memory, substantially greater financial, technical, marketing and other resources, broader product lines and longer standing relationships with retailers, OEMs and end users. As a result, these competitors may be able to better absorb price declines, ensure more stable supply, adapt more quickly to new or emerging technologies or devote greater resources to the promotion and sale of their products than we may. Ultimately, this may lead to a decrease in our sales and market share.

     We compete with semiconductor companies that manufacture and sell flash memory chips or flash memory cards. These include Hynix, Infineon, Micron, Renesas, Samsung, SanDisk, ST Micro and Toshiba. SanDisk and Toshiba jointly develop and manufacture both low-cost and high-performance flash memory through their Flash Vision joint venture. Because flash memory represents a significant portion of the cost of flash media, SanDisk and other flash manufacturers may have a competitive advantage and may have access to flash memory at prices substantially below the prices that our suppliers charge to us. SanDisk has other competitive advantages in that it also collects substantial royalties pursuant to license agreements with Samsung and others. SanDisk also collects royalties on the manufacture and sale of SD Cards. In conjunction with the SanDisk/Samsung license agreement, SanDisk has announced that Samsung sells flash to SanDisk at very favorable pricing.

     We also face significant competition from manufacturers or card assemblers and resellers that either resell flash cards purchased from others or assemble cards from controllers and flash memory chips purchased from companies such as Renesas, Samsung or Toshiba, into flash cards. These companies include Crucial, Dane-Elec, Delkin Devices, Kodak, Feiya, Fuji, Hagiwara, Hewlett Packard, Data I/O, Infineon, Kingston, M-Systems, Matsushita, Memorex, Memory Plus, Micron, PNY, PQI, Pretec, Ritek, Samsung, SanDisk, Silicon Storage Technology, SimpleTech, SMART Modular Technologies, Sony, TDK, Transcend, Viking InterWorks and many others.

     In addition, an increasing number of companies are manufacturing their own controllers, including Genesys, Hyperstone, Prolific, SanDisk, Sigmatel, Silicon Storage Technology, SMI, Solid State System, Sony and Zoran. Such companies either combine their controller with flash memory from third parties to manufacture their own flash cards or sell their controllers to third parties who use them to assemble flash cards. Additionally, major semiconductor companies such as Infineon, Micron, Renesas, Samsung and Toshiba have also developed or are currently developing their own controllers that will likely compete with our controller and/or card sales.

     Furthermore, many companies have introduced USB flash drives that compete directly with our JumpDrive line of products. These include Apacer, Belkin, Fuji, Iomega, JMTek, KTI Networks, M-Systems, Netac, PNY, Samsung, SanDisk, SimpleTech, Sony, Trek and many others.

     Many of our competitors are larger than we are and, because they manufacture their own controllers and flash memory, do not depend to the extent we do on third parties to supply them with those products. Flash memory has been in short supply for a number of quarters which has resulted in our flash costs decreasing at a slower rate than product pricing in the market. Companies that manufacture their own flash memory will have a significant advantage so long as this allocation situation continues.

     Our competitors have also introduced certain flash card formats. For example, a consortium consisting of SanDisk, Matsushita and Toshiba have developed the Secure Digital Card, a media format used in digital cameras as well as in other electronic applications, and Fuji and Olympus introduced the xD Picture Card. Although we currently sell these flash memory products, which we source from third parties, we must pay significant royalties or higher costs to do so and may not be able to do so in the future at a reasonable rate or at all. In addition, SanDisk has introduced TransFlash which is designed to be used in cell phone applications. If we are unable to obtain the rights to manufacture these products, our business will be adversely affected.

     We also face competition from some manufacturers of traditional film products. Kodak and Fuji are the largest and best-known manufacturers of traditional film products. Fuji has entered the flash card market, but does not yet manufacture its own flash cards. Last year, we entered into an agreement with Kodak to sell flash cards under the Kodak brand on a worldwide basis. With their resources and worldwide brand recognition, Fuji and Kodak, if we were to lose the rights to sell products under that brand, would be formidable competitors for our core business.

     Several companies, such as Cornice, IBM, and Matrix Semiconductor, have introduced competing technologies for use in digital cameras. These include products such as Digital Capture Technology and the MicroDrive. Although the cost per megabyte of rotating media such as Digital Capture Technology and the MicroDrive is lower than that of flash cards, rotating media has historically had higher power consumption and lower reliability than flash cards. Compact discs can also be used as a storage medium for digital cameras and other devices, and, while inexpensive, are quite bulky. We expect to continue to face competition from existing or future competitors that design and market similar or alternative data storage solutions that may be less costly or provide additional features. If a manufacturer of digital cameras or other consumer electronic devices designs one of these alternative competing standards into its products, the digital media we manufacture, as currently configured, will not be compatible with that product and our revenues may decline.

If we are unable to develop and introduce, on a timely basis, new products or services that are accepted by our customers and consumers, we will not be able to compete effectively in our market.

     We operate in an industry that is subject to evolving industry standards, rapid technological changes, rapid changes in consumer demands and the rapid introduction of new, higher performance products that shorten product life cycles and tend to decrease average selling prices. To remain competitive in this demanding market, we must continually design, develop and introduce new products and services that meet the performance and price requirements of our customers and consumers. For example, as the number of flash card formats proliferates, it puts significant additional strain on our engineering group to design controllers for each format. Any significant delay or failure in releasing new products or services would harm our reputation, provide a competitor a first-to-market opportunity or allow a competitor to achieve greater market share. Also, we cannot assure you that any products or services we do introduce will gain market acceptance. The introduction of new products is inherently risky because it is difficult to foresee advances in technology and the adoption of new standards, to coordinate our technical personnel and strategic relationships, to identify and eliminate design and product flaws and successfully develop product features and designs that will appeal to a wide range of consumers. We may not be able to recoup research and development expenditures if our new products or services are not widely accepted.

If we are unable to develop or maintain the strategic relationships necessary to develop, sell and market products that are commercially viable and widely accepted, the growth and success of our business may be limited.

     We may not be able to develop and sell products that are commercially viable and widely accepted if we are unable to anticipate market trends and the price, performance and functionality requirements of digital camera and flash memory manufacturers and customers. We must continue to collaborate closely with our customers, digital camera manufacturers, flash memory manufacturers and other suppliers to ensure that critical development, marketing and distribution projects proceed in a coordinated manner. This collaboration is also important because our ability to anticipate trends and plan our development activities depends to a significant degree upon our continued access to information derived from strategic relationships we currently have with digital camera and flash memory manufacturers. This collaboration can be difficult because many of these companies are located in Europe or Asia. If any of our current relationships terminate or otherwise deteriorate, or if we are unable to enter into future alliances that provide us with comparable insight into market trends, we will be hindered in our product development efforts.

We rely to a significant degree on retailers to sell our digital media products and our inability to control the activities of such retailers could cause our operating results and gross margins to fluctuate significantly.

     We sell a significant percentage of our digital media products through retailers, most notably in the second quarter of 2005, Best Buy, Office Max, Ritz Camera Centers, Target and Wal-Mart and Sam’s Club. Sales to retailers subject us to many special risks, including the following:

•	continued downward pricing pressure in the retail channel has necessitated, and we expect will continue to necessitate, price protection of the inventories of our products that many of our customers carry;

•	retailers may emphasize our competitors’ products over our products or decline to carry our products or we may lose our exclusive relationship with certain retailers;

•	loss of market share if the retailers that carry our products do not grow as quickly and sell as many digital media products as the retailers that carry the digital media products of our competitors;

•	loss of business or monetary penalties if we are unable to satisfy the product needs of these customers or fulfill their orders on a timely basis;

•	increased sales and marketing expenses if we are unable to accurately forecast our customer’s orders, including, among other items, increased freight and fulfillment costs if faster shipping methods are required to meet customer demand;

•	product returns could increase as a result of our strategic interest in assisting retailers in balancing their inventories;

•	reduced ability to forecast sales; and

•	reduced gross margins, delays in collecting receivables and increased inventory levels due to the increasing tendency for some retailers to require products on a consignment basis.

     Availability of reliable sell-through data varies throughout the retail channel, which makes it difficult for us to determine actual retail product revenues until after the end of each of our fiscal quarters. Unreliable sell-through data may result in either an overstatement or understatement of our reported revenues and results of operations. Our arrangements with our customers also provide them price protection against declines in our recommended selling prices. Except in limited circumstances, we do not have exclusive relationships with our retailers or distributors and therefore must rely on them to effectively sell our products over those of our competitors. Our reliance on the activities of retailers over which we have little or no control could cause our operating results and gross margins, and consequently the price of our common stock, to fluctuate significantly.

We depend primarily on United Microelectronics Corporation, or UMC, to manufacture our controllers, and if we are unable to obtain from UMC sufficient quantities of controllers at acceptable quality, yields and prices, and in a timely manner, we may not be able to meet customer demand for our products, which could limit the growth and success of our business.

     We do not own or operate a semiconductor fabrication facility, or fab. Instead, we rely primarily on a foundry, UMC, to produce the majority of our controller products. Our reliance on an independent foundry involves a number of significant risks, including

•	reduced control over delivery schedules, quality assurance, manufacturing yields and production costs; and

•	unavailability of, or delayed access to, next-generation or key process technologies.

     We have entered into a supply agreement with UMC under which we are obligated to provide UMC with a rolling forecast of our anticipated purchase orders. Such forecasts may only be changed by a certain percentage each month. This limits our ability to react to significant fluctuations in demand for our products. If UMC were to become unable or unwilling to continue manufacturing our controllers in the required volumes, at acceptable quality, yields and prices, and in a timely manner, we might not be able to meet customer demand for our products, which could limit the growth and success of our business. We have qualified other fabs, but we cannot assure you that they will have sufficient capacity to accommodate our demand at any particular time. Our contract with UMC terminates in December 2005. If we cannot agree on the terms of a renewal for this agreement, our prices could increase or we could receive less allocation from UMC, either of which would have a negative impact on our revenues and margins.

     In addition, if competition for foundry capacity increases, we may incur significant expenses to secure access to manufacturing services, which in turn may cause our product costs to increase substantially. We expect that the demand for capacity at these facilities will change in the near future due to fluctuating demand for consumer electronic and industrial products that depend on semiconductors manufactured at these facilities. All of these foundries are located in an area of the world that may be subject to political and economic instability, the SARS epidemic and natural disasters, particularly earthquakes. While the last major earthquake in Taiwan did not have a significant impact on deliveries to us from UMC, a similar event in the future at one of their foundries could have a significant impact.

We depend solely on third-party subcontractors for assembly and testing of our digital media products, which could result in product shortages or delays or increase our costs of manufacturing, assembling or testing our products.

     Our flash cards are primarily assembled and tested by PC Partner in China; Power Digital Card in Taiwan; Venture Manufacturing Services in Singapore and Indonesia; and Venture Manufacturing, Vitron, Macrotron and PC Partner in the United States. We do not have a long-term agreement with Vitron, Venture Manufacturing or PC Partner and typically obtain services from them on a per order basis. Additionally, our controllers are assembled, tested and packaged primarily by Advanced Semiconductor Engineering in Taiwan and Advanced Interconnection Technologies in Indonesia and in the United States. Our reliance on these subcontractors involves risks such as reduced control over delivery schedules, quality assurance, inventory levels and costs. These risks could result in product shortages or increase our costs of manufacturing, assembling or testing our products. If these subcontractors are unable or unwilling to continue to provide assembly and test services and deliver products of acceptable quality, at acceptable costs and in a timely manner, we would have to identify and qualify other subcontractors. This could be time-consuming and difficult and result in unforeseen operations problems.

If our efforts to optimize our supply chain are unsuccessful and we are unable to meet our customers’ requirements, our business could be negatively impacted.

     In order to improve our ability to operate within an increasingly competitive environment, we are taking a variety of measures designed to improve operational efficiency, including streamlining our logistics to improve inventory management and reducing manufacturing costs and operating expenses. One impact of these changes will be that we will carry less inventory as a buffer against irregular deliveries from our suppliers. If we are unsuccessful in our efforts to improve operational efficiency, or, if the third-party subcontractors and suppliers on whom we depend fail to deliver or manufacture products in a timely manner or are unable or unwilling to provide the products and services we obtain from them at the cost and quality we require, our supply of components may be adversely affected. If this were to occur, we would not be able to deliver products to our customers in a timely manner necessary to meet their requirements. As a result, our business could be harmed, we may lose customers, and we may be unable to achieve our goal of returning to profitability.

Our failure to successfully promote our brand and achieve strong brand recognition in target markets could limit or reduce the demand for our products and services.

     We believe that brand recognition will be important to our ability to succeed as the digital photography and the digital media markets continue to develop. We plan to continue to invest in marketing programs to create and maintain prominent brand awareness. If we fail to promote our brand successfully, or if the expenses associated with doing so become increasingly high, our business may not grow as we anticipate. Other companies, who may have significantly more resources to promote their own brands than we do, may not be aggressively promoting their flash card brands. If they begin to more aggressively promote their brand or if our products exhibit poor performance or other defects, our brand may be adversely affected, which would inhibit our ability to attract or retain customers.

If we encounter difficulties in attracting and retaining qualified personnel, we may not be able to successfully execute our business strategy, we may need to grant large stock-based incentives that could be dilutive to our stockholders and we may be required to pay significant salaries which would increase our general and administrative costs.

     Our future success will depend to a significant extent on the continued services of our key employees, including Eric B. Stang, our Chairman of the Board of Directors, President and Chief Executive Officer, and Petro Estakhri, our Chief Technology Officer and Executive Vice President of Engineering. Our success will also depend on our ability to attract and retain qualified technical, sales, marketing, finance and managerial personnel. If we are unable to find, hire and retain qualified individuals, we may have difficulty implementing portions of our business strategy in a timely manner, or at all.

     We may experience difficulty in hiring and retaining candidates with appropriate qualifications. To attract and retain qualified personnel, we may be required to grant large option or other stock-based incentive awards, which may be highly dilutive to existing stockholders and, as a result of SFAS 123(R), would require us to record compensation expense related to such grants, which would result in lower reported earnings. We may also be required to pay significant base salaries and cash bonuses to attract and retain these individuals, which could harm our operating results. If we do not succeed in hiring and retaining candidates with appropriate qualifications, we will not be able to grow our business.

We are currently involved in stockholder litigation, and could be involved in additional litigation in the future, which could have a negative impact on our business, operating results, financial position and liquidity.

     In the past, securities class action litigation has often been brought against a company following a period of volatility in the market price of its securities. Following just such a period of volatility in the market price of our securities, we were named (along with our Chief Executive Officer and Chief Financial Officer) as a defendant in federal class action litigation, based principally on allegations that we made misrepresentations regarding our business. In addition, derivative litigation against certain of our officers and directors (in which we were a nominal defendant), based on allegations substantially similar to those in the class action litigation, was commenced in California state court. On August 4, 2005, plaintiffs determined that they would not file an amended complaint. We therefore expect that this action will now be dismissed with prejudice.

     Similar litigation in the future could result in substantial costs and divert management’s attention and resources, which could harm our operating results and our business. In addition, the conduct of these proceedings could negatively impact our stock price, and an unfavorable outcome could have a material adverse impact on our financial position and liquidity.

If our products contain defects, we may incur unexpected and significant operating expenses to correct the defects, we may be required to pay damages to third parties and our reputation may suffer serious harm.

     Although the digital media products that we manufacture are tested after they are assembled, these products are extremely complex and may contain defects. These defects are particularly likely when new versions or enhancements are released. The sale of products with defects or reliability, quality or compatibility problems may damage our reputation and our ability to retain existing customers and attract new customers. For example, if there are defects in our products that cause loss of data, customers may lose their digital images stored on our digital media. In addition, product defects and errors could result in additional development costs, diversion of technical and management resources, delayed product shipments, increased product returns, and product liability claims against us which may not be fully covered by insurance or other operational expenditures. For example, during the second quarter of 2005, in collaboration with Canon, we identified a lost image condition found to be rare and specific to select Canon cameras when used with CompactFlash cards, including our own. To ensure compatibility, we offered an update for our Professional 80x CompactFlash cards and Canon offered a camera firmware update to address issues experienced with other cards to customers who experienced a problem with the identified Canon cameras. The total estimated cost to rework these products is expected to be approximately $0.9 million. Finally, products we source from others may have defects that we cannot quickly fix and that will require us to return them to the manufacturer, which could result in delayed product shipments and damage to our reputation.

Our significant sales outside the United States subject us to increasing foreign political and economic risks, including foreign currency fluctuations, and it may be difficult for us to anticipate demand and pricing in those regions or effectively manage the distributor channels and relationships in those regions.

     Total net revenues outside of the United States accounted for approximately 44.0% of our total net revenues for the six months ended July 1, 2005. We generated a majority of our international revenues from product sales in Europe and from product sales and licensing agreements in Asia. The European and Asian markets are intensely competitive. One of our principal growth strategies is to expand our presence in this and other international markets both through increased international sales and strategic relationships. For example, we are expanding distribution of our products into Latin America, China, India, Malaysia, Indonesia, the Middle East, Russia and Eastern Europe. Consequently, we anticipate that sales outside of the United States will continue to account for a significant portion of our net revenues in future periods. Accordingly, we are subject to international risks, including:

•	foreign currency exchange fluctuations;

•	political and economic instability;

•	delays in meeting customer commitments due to difficulties associated with managing an international distribution system;

•	increased time to collect receivables caused by slower payment practices that are common in many international markets;

•	difficulties associated with managing export licenses, tariffs and other regulatory issues pertaining to international trade;

•	increased effort and costs associated with the protection of our intellectual property in foreign countries;

•	natural disasters, political uncertainties and changing regulatory environments in foreign countries; and

•	difficulties in hiring and managing employees in foreign countries.

     In addition, if we are unable to accurately anticipate demand and pricing of products in international markets, or if we cannot work effectively with our distribution partners to create demand, develop effective marketing programs, manage inventory levels and collect receivables in a timely fashion, our operating results will be harmed and our stock price will likely decline.

     Increases in the value of the United States dollar relative to foreign currencies could cause our products to become less competitive in international markets and could adversely affect our operating results. Although the sales of our products are denominated primarily in United States dollars, we also have product sales denominated in British pounds, Euros and other European currencies, as well as the Japanese yen. To the extent our prices are denominated in foreign currencies, particularly the British pound, the Euro and Japanese yen, we will be exposed to increased risks of currency fluctuations.

     We have foreign subsidiaries in Australia, Great Britain, Japan, Hong Kong, Shanghai and Singapore that operate and sell our products in various global markets. As a result, we are exposed to risks associated with changes in foreign currency exchange rates for our sales as well as our costs denominated in those currencies. We use forward contracts, to manage the exposures associated with our net asset or liability positions. However, we cannot assure you that any policies or techniques that we have implemented will be successful or that our business and financial condition will not be harmed by exchange rate fluctuations.

If our suppliers or customers elect to compete with us in the digital media market, our revenues and gross margins would likely decline.

     We sell our controllers to companies that use our controllers to manufacture flash card products. Many of these customers are large companies that have longer operating histories and greater brand recognition, greater access to flash memory, substantially greater financial, technical, marketing and other resources and longer standing relationships with customers. If these companies elected to compete directly with us in the digital media market or in our retail channels, our revenues and gross margins would likely decline.

Our financial results may be affected by mandated changes in accounting and financial reporting.

     We prepare our financial statements in conformity with accounting principles generally accepted in the United States of America. These principles are subject to interpretation by the Securities and Exchange Commission and various bodies formed to interpret and create appropriate accounting policies. A change in these policies can have a significant effect on our reported results and may even retroactively affect previously reported transactions.

     In particular, changes to FASB guidelines relating to accounting for stock-based compensation will likely increase our compensation expense, could make our operating results less predictable in any given reporting period and could change the way we compensate our employees or cause other changes in the way we conduct our business.

Changes in securities laws and regulations have increased our costs; further, in the event we are unable to satisfy regulatory requirements relating to internal control over financial reporting, or if our internal control over financial reporting is not effective, our business could suffer.

     The Sarbanes-Oxley Act of 2002 that became law in July 2002 required changes in our corporate governance, public disclosure and compliance practices. The number of rules and regulations applicable to us have increased, and will continue to increase, our legal and financial compliance costs and have made some activities more difficult, such as stockholder approval of new option plans. In addition, we have incurred and expect to continue to incur significant costs in connection with compliance with Section 404 of The Sarbanes-Oxley Act regarding internal control over financial reporting. These laws and regulations and perceived increased risk of liability could make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers. We cannot estimate the timing or magnitude of additional costs we may incur as a result.

Our stock price and those of other technology companies have experienced extreme price and volume fluctuations, and, accordingly, our stock price may continue to be volatile.

     The trading price of our common stock has fluctuated significantly since our initial public offering in August 2000. Many factors could cause the market price of our common stock to fluctuate, including:

•	variations in our quarterly operating results;

•	announcements of technological innovations by us or by our competitors;

•	introductions of new products or new pricing policies by us or by our competitors;

•	departure of key personnel;

•	the gain or loss of significant orders or customers;

•	sales of common stock by our officers and directors;

•	changes in the estimates of our operating performance or changes in recommendations by securities analysts;

•	announcements related to our outstanding litigation; and

•	market conditions in our industry and the economy as a whole.

     In addition, stocks of technology companies have experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to these companies’ operating performance. Public announcements by companies in our industry concerning, among other things, their performance, accounting practices or legal problems could cause fluctuations in the market for stocks of these companies. These fluctuations could lower the market price of our common stock regardless of our actual operating performance.

Risks Related to Our Industry

Our business will not succeed unless the digital photography market and other markets that use flash media continue to grow and are accepted by consumers.

     We currently depend on sales of digital media and connectivity products to digital camera owners for a substantial portion of our revenues, which exposes us to substantial risk in the event the digital photography market does not continue to grow rapidly. The digital photography market has grown very rapidly over the last several years and may now be reaching maturity and lower growth rates. The success of this market depends on many factors, including:

•	the availability of digital cameras at prices and with performance characteristics comparable to traditional cameras;

•	the availability of digital media that meet users’ requirements with respect to price, speed, connectivity, capacity and compatibility;

•	the speed at which digital cameras are able to take successive photographs;

•	the ease with which digital files can be transferred to a personal computer or printer;

•	the availability of digital image prints comparable in quality and price to traditional photographs; and

•	market conditions in the industry and the economy as a whole.

     In addition to the above factors related to the digital photography market as a whole, we believe the following additional factors will affect the successful adoption of digital photography by consumers:

•	marketing campaigns that increase brand awareness in end-user markets, both domestically and internationally;

•	increased association between brand names and attractive price and performance characteristics; and

•	heightened consumer confidence in digital photography technology.

     Over the last several years, we have derived the majority of our revenue from the digital camera market. Although other applications such as USB storage devices, cell phones, personal digital assistants and MP3 players may consume large volumes of flash cards in the near future, today the digital photography market still remains the primary driver of demand for flash cards. We except that the digital photography market will experience significantly slower growth rates over the next several years. As this market begins to experience slower growth rates, our growth will be increasingly dependent on the development of new markets and new products for NAND flash memory. However, if these new applications do not develop or if we are unable to successfully expand our product offerings into these markets and the channels that serve these markets, demand for our products may not increase at the same rates as they have in the past. At the present time, the extent to which these new applications will use or continue to use removable digital media is unclear. Cell phones, for example, could use embedded rather than removable storage. In addition, USB storage devices, cell phones or MP3s could use miniature hard disk technologies rather than flash based digital media. Such developments would likely result in a reduction of anticipated future demand for flash media sales thereby negatively impacting our revenues, revenue growth and gross margins.

     There can be no assurance that new markets and products will develop and grow fast enough, or that new markets will adopt NAND flash technologies or our products, to enable us to continue our growth. If the digital photography market does not continue to grow and be accepted by professional, commercial and consumer users, or if any reduction in demand in digital photography is not absorbed by other new applications, we will not continue to grow at the rates that we have in prior years.

General economic conditions, political and military conditions associated with current worldwide conflicts and similar events may prevent consumers from purchasing our products, and reduced demand for digital media and related products may prevent us from achieving targeted revenues and profitability.

     Our revenues and our ability to return to profitability depend significantly on the overall demand for flash cards and related products. Sales of consumer electronic goods, including our products, have historically been dependent upon discretionary spending by consumers, which may be adversely affected by general economic conditions. Changes in the U.S. and the global economy, such as a decline in consumer confidence or a slowdown in the United States economy, may cause consumers to defer or alter purchasing decisions, including decisions to purchase our products. If the economy declines as a result of recent economic, political and social turmoil, consumers may reduce discretionary spending and may not purchase our products, which would harm our revenues as softening demand caused by worsening economic conditions has done in the past.

If digital camera manufacturers do not develop and promote products that are able to take advantage of our fastest digital media products, the growth and success of our business may be limited.

     We depend on the research and development, marketing and sales efforts of digital camera manufacturers in developing, marketing and selling digital cameras that can use our more advanced existing and future products. Most of the digital cameras currently available on the market do not incorporate technologies that can take advantage of the speed available in our fastest digital film products or the advanced features available in some of our products, such as LockTight CompactFlash. If digital camera manufacturers do not successfully develop, market and sell digital cameras that take full advantage of our most advanced products, from which we realize higher gross margins, the growth and success of our business may be negatively impacted.

The manufacturing of our products is complex and subject to yield problems, which could decrease available supply and increase costs.

     The manufacture of flash memory and controllers is a complex process, and it is often difficult for companies to achieve acceptable product yields. Reduced flash memory yields could decrease available supply and increase costs. Controller yields depend on both our product design and the manufacturing process technology unique to the semiconductor foundry. Because low yields may result from either design defects or process difficulties, we may not identify yield problems until well into the production cycle, when an actual product exists and can be analyzed and tested. In addition, many of these yield problems are difficult to diagnose and time consuming or expensive to remedy.

Risks Related to Our Intellectual Property

If we are unable to adequately protect our intellectual property, our competitors may gain access to our technology, which could harm our ability to successfully compete in our market.

     We regard our intellectual property as critical to our success. If we are unable to protect our intellectual property rights, we may be unable to successfully compete in our market.

     We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and other methods to protect our proprietary technologies. As of July 1, 2005, we had been granted or allowed 87 patents in the United States and other countries and had 94 pending United States and foreign patent applications. We cannot assure you, however, that:

•	any of our existing or future patents will not be invalidated;

•	patents will be issued for any of our pending applications;

•	any claims allowed from existing or pending patents will have sufficient scope or strength; or

•	our patents will be issued in the primary countries where our products are sold in order to protect our rights and potential commercial advantage.

     It may also be possible for a third party to copy or otherwise obtain and use our products or technology without authorization, develop similar technology independently or design around our patents.

We are involved in intellectual property litigation, and expect to become involved in additional litigation that could divert management’s time and attention, be time-consuming and expensive to defend and limit our access to important technology.

     We are a party to litigation with third parties to protect our intellectual property or as a result of an alleged infringement of others’ intellectual property. We expect to be involved in additional patent litigation in the future. These lawsuits could subject us to significant liability for damages. These lawsuits could also lead to the invalidation of our patent rights. Patent lawsuits are extremely expensive and time-consuming and can divert management’s time and attention. When we sue other companies for patent infringement, it may prompt them to respond by suing us for infringement of their patents. We are also negotiating license agreements with third parties, which could result in litigation if these negotiations are unsuccessful. Additional patent litigation would significantly increase our legal expenses, which would result in higher operational expenses and lower operating margins. We are currently in patent litigation with Toshiba. In this litigation, we have asserted that Toshiba infringes thirteen of our patents through their sale of flash memory chips, cards and cameras. In a separate action, Toshiba has asserted that we infringe eight of Toshiba’s patents through our sale of flash devices that we manufacture and readers. Such products comprise a substantial portion of our revenues. If we were found to infringe Toshiba’s patents or if we were involved in other intellectual property litigation, we could be forced to do one or more of the following:

•	pay damages on products that were found to infringe the other party’s intellectual property;

•	stop selling products or using technology that contain the allegedly infringing intellectual property;

•	attempt to obtain a license to the relevant intellectual property, which license may not be available on reasonable terms or at all; and

•	attempt to redesign those products that contain the allegedly infringing intellectual property.

     If we are forced to take any of the foregoing actions, we may incur additional costs or be unable to manufacture and sell our products. We also do not currently manufacture certain digital media formats and currently purchase such cards from third parties for resale. Not all of our suppliers provide us with indemnification regarding such sales. Other suppliers impose limits on their indemnification obligations. If such products infringe the intellectual property rights of a third party or if we are found to owe license fees or royalties relating to these products, our margins and operating results would be severely negatively impacted.

Risks Related to Our Common Stock

Our charter documents and Delaware law could delay or prevent a takeover of us that stockholders may consider favorable, which could cause the market price of our common stock to decline.

     We have a classified board of directors. In addition, our stockholders are unable to act by written consent or to call special meetings of stockholders without advance notice and approval of stockholders owning at least a majority of our outstanding voting stock. Our stockholders must also meet advance notice requirements for stockholder proposals. Our board of directors may also issue preferred stock without any vote or further action by the stockholders. These provisions and other provisions under Delaware law could make it more difficult for a third-party to acquire us, even if doing so would benefit our stockholders. If a change of control or change in management is delayed or prevented, the market price of our common stock could suffer.

Our officers and directors exert substantial influence over us.

     Our officers, our directors, and entities affiliated with them together beneficially own a substantial portion of our outstanding common stock. As a result, these stockholders are able to exercise substantial influence over all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in our control that may be viewed as beneficial by other stockholders.

Future sales of shares by existing stockholders could affect our stock price.

     The shares held by our stockholders, including our officers and directors, may be sold in the public market at any time and from time to time subject in certain cases to volume limitations under Rule 144 of the Securities Act of 1933. If any of these stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could decline. In addition, shares subject to outstanding options and shares reserved for future issuance under our stock option and purchase plans will continue to become eligible for sale in the public market to the extent permitted by the provisions of the securities rules and regulations applicable to these shares. Furthermore, certain of our directors and officers have entered into written trading plans designed to comply with Rule 10b5-1 of the Securities Exchange Act of 1934 under which they have been selling shares of our common stock in the public market, which sales could have an adverse effect on our stock price.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of complying with these safe harbor provisions. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions, including those in the section entitled “Risk Factors” and in our filings with the SEC, including our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, which are incorporated by reference in this prospectus. Actual results may vary materially from these forward-looking statements as a result of these and other risks.

     Words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate” and variations of these words and similar expressions are intended to identify forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless we are required to do so by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

USE OF PROCEEDS

     We will not receive any of the proceeds from the selling securityholders’ sale of the shares of our common stock issuable upon conversion of the Notes.

SELLING SECURITYHOLDERS

     The following table presents the name of each selling securityholder and the number of shares of common stock issuable upon conversion of the Notes that each selling securityholder may offer under this prospectus. To our knowledge, except as disclosed below, none of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with us or any of our affiliates.

     Percentage ownership in the table is based on 80,367,782 shares of our common stock outstanding as of July 29, 2005. Beneficial ownership is determined under the rules of the SEC, and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all securities beneficially owned. The information provided in the table below is based on information provided to us by each of the selling securityholders as of approximately August 25, 2005.

     Under the terms of the Notes, a selling securityholder may not convert the Notes to the extent such conversion would cause such selling securityholder, together with its affiliates, to beneficially own a number of shares of our common stock which would exceed 4.99% of our then outstanding shares of common stock following such conversion, excluding for purposes of such determination shares of common stock issuable upon conversion of the Notes which have not been converted. The number of shares of common stock beneficially owned before the offering and being offered pursuant to this prospectus, as set forth in the table below, does not reflect this limitation. The selling securityholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

     Since the selling securityholders provided this information, each of them may have sold, transferred or otherwise disposed of all or a portion of their Notes in a transaction exempt from the registration requirements of the Securities Act. Because the selling securityholders are not obligated to sell the Notes or the common stock issuable upon the conversion of the Notes, we cannot estimate how many shares of our common that each selling securityholder will beneficially own after this offering. Information about the selling securityholders may change over time. We may update, amend or supplement this prospectus to update the information in this section.

				Shares of
	Shares of Common Stock		Number of	Common Stock
	Beneficially Owned		Shares	Beneficially Owned
	Before the Offering		Being	After the Offering
Beneficial Owner	Number(1)	Percentage(1)	Offered	Number	Percentage
Amphora Limited (2)	5,237,953	6.52%	5,237,953	0	—
Highbridge International LLC (3)	5,237,953	6.52	5,237,953	0	—

(1)	The numbers in these columns represent the shares of our common stock issuable upon conversion of the Notes at the current conversion price of $6.68 per share. However, this conversion price is subject to adjustment under certain circumstances, including stock splits, stock dividends or distributions and other anti-dilution adjustments. As a result, the amount of common stock issuable upon conversion of the Notes in the future may increase or decrease.

(2)	Amphora Limited has indicated to us that it may be deemed to be an affiliate of each of Amaranth Securities L.L.C. and Amaranth Global Securities Inc., each of which are registered broker-dealers. Amphora Limited has indicated to us that it purchased the Notes in the ordinary course of business, and at the time of such purchase, had no agreements or understandings, directly or indirectly, with any person to distribute the Notes or the shares of common stock issuable upon conversion of the Notes. Amaranth Advisors L.L.C., the trading advisor for Amphora Limited, has voting control and/or dispositive power with respect to the shares of common stock issuable upon conversion of the Notes. Nicholas M. Maounis is the managing member of Amaranth Advisors L.L.C. Each of Mr. Maounis and Amaranth Advisors L.L.C. disclaim beneficial ownership of the shares beneficially owned by Amphora Limited, except to the extent of their pecuniary interest therein. The address of Amphora Limited is c/o Dundee Leeds Management Services (Cayman) Ltd., Waterfront Centre, 28 N. Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies.

(3)	Highbridge Capital Management, LLC, as the trading manager of Highbridge International LLC, has voting control and investment discretion with respect to the shares of common stock issuable upon conversion of the Notes. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC. Each of Messrs. Dubin and Swieca and Highbridge Capital Management, LLC disclaim beneficial ownership of the shares beneficially owned by Highbridge International LLC, except to the extent of their pecuniary interest therein. The address of Highbridge International LLC is 9 West 57th Street, 27th Floor, New York, New York 10019.

PLAN OF DISTRIBUTION

     We are registering shares of our common stock issuable upon conversion of the Notes on behalf of the selling securityholders. We sold the Notes to the selling securityholders in March and June 2005. This prospectus covers the resale of the shares of common stock that we will issue if and when the Notes are converted. The selling securityholders are bound by a registration rights agreement with us. To our knowledge, the selling securityholders have not entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the sale of the securities covered by this prospectus.

     The selling securityholders may offer and sell shares of our common stock issuable upon conversion of the Notes from time to time. In addition, a selling securityholder’s donees, pledgees, transferees and other successors in interest may sell shares received from a selling securityholder after the date of this prospectus as a gift, pledge, partnership distribution or other transfer. The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The securities covered by this prospectus may be sold from time to time directly by the selling securityholders or through underwriters, broker-dealers or agents. If the securities are sold through underwriters, broker-dealers or agents, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

     The securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Sales may be in transactions, which may involve block transactions, as follows:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	in ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	in block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	in purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	in an exchange distribution in accordance with the rules of the applicable exchange;

•	in which broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	in a combination of any such methods of sale; or

•	in any other method permitted pursuant to applicable law.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

     In connection with sales of the securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. In connection with these transactions, broker-dealers may engage in short sales of the securities covered by this prospectus and deliver such securities to close out these short positions, or loan or pledge registered securities to broker-dealers that in turn may sell them. The selling securityholders may also engage in similar transactions. In addition, securityholders may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 under the Securities Act rather than under this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the shares of common stock issuable upon conversion of the Notes by other means not described in this prospectus.

     Transactions under this prospectus may or may not involve brokers or dealers. The selling securityholders may sell securities directly to purchasers or to or through broker-dealers, who may act as agents or principals. Broker-dealers engaged by the selling securityholders may arrange for other broker-dealers to participate in selling securities. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling securityholders in amounts to be negotiated in connection with the sale. Broker-dealers or agents may also receive compensation in the form of discounts, concessions or commissions from the purchasers of securities for whom the broker-dealers may act as agents or to whom they sell as principal, or both. This compensation as to a particular broker-dealer might exceed customary commissions.

     The selling securityholders may pledge or grant a security interest in some of all of the Notes or shares of common stock issuable upon conversion of the Notes and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock issuable upon conversion of the Notes from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus. The selling securityholders also may transfer and donate the shares of common stock issuable upon conversion of the Notes in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling C for purposes of this prospectus.

     Under the securities laws of some states, the shares of common stock issuable upon conversion of the Notes may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock issuable upon conversion of the Notes may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

     We cannot assure you that any selling securityholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement of which this prospectus forms a part.

     The selling securityholders and any participating broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act in connection with sales of securities covered by this prospectus. As a result, any commission, discount or concession received by a broker-dealer and any profit on the resale of securities sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. Because selling securityholders may be deemed to be underwriters within the meaning of the Securities Act, the selling securityholders will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     The selling securityholders and any other person participating in a distribution of our common stock will be subject to the Exchange Act. The rules under the Exchange Act include Regulation M, which limits the timing of purchases and sales of the securities by participants in a distribution. In addition, Regulation M restricts the ability of any person engaged in a distribution to engage in market-making activities for the common stock being distributed for a period of up to five business days before the distribution starts. This may affect the marketability of the shares of common stock issuable upon conversion of the Notes and the ability of any person or entity to engage in market-making activities in the shares.

     We will use our reasonable best efforts to keep the shelf registration statement, of which this prospectus forms a part, effective until the earliest of:

•	the last date on which, in the opinion of counsel to Lexar, the holding period applicable to sales of the shares of common stock issuable upon conversion of the Notes under Rule 144(k) has expired;

•	the date as of which all shares of common stock issuable upon conversion of the Notes have been transferred under Rule 144; and

•	the date when all shares of our common stock issuable upon conversion of the Notes have been sold pursuant to the registration statement of which this prospectus forms a part.

     We are permitted to suspend the use of this prospectus for a period not to exceed: (1) 30 consecutive days at any one time; (2) 45 days in the aggregate in any three-month period; or (3) 90 days in the aggregate during any 12-month period, in each case only for valid business reasons, to be determined in good faith by us in our reasonable judgment, including, without limitation, the acquisition or divestiture of assets, pending corporate developments, public filings with the SEC and similar events.

     We have agreed to pay the expenses of registering the shares issuable upon conversion of the Notes under the Securities Act, including registration and filing fees, printing expenses, administrative expenses and certain legal fees, which legal fees are not to exceed $100,000 in the aggregate when taken together with the fees paid by us in connection with the sale of the Notes to the selling securityholders. The selling securityholders must pay all discounts, commissions or other amounts payable to underwriters, dealers or agents as well as fees and disbursements for legal counsel retained by any selling securityholder.

     The selling securityholders and we have agreed to indemnify each other and other related parties against specified liabilities, including liabilities arising under the Securities Act. The selling securityholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of securities against liabilities, including liabilities arising under the Securities Act.

LEGAL MATTERS

     The validity of the securities offered under this prospectus will be passed upon for us by Fenwick & West LLP, Mountain View, California.

EXPERTS

     The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report (which contains an adverse opinion on the effectiveness of internal control over financial reporting) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

DOCUMENTS INCORPORATED BY REFERENCE

     The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. We incorporate by reference in this prospectus the information contained in the following documents:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 filed with the SEC on March 31, 2004;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2005 filed with the SEC on May 10, 2005;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2005 filed with the SEC on August 9, 2005;

•	our Current Report on Form 8-K filed with the SEC on March 3, 2005;

•	our Current Report on Form 8-K filed with the SEC on March 30, 2005;

•	our Current Report on Form 8-K filed with the SEC on March 31, 2005;

•	our Current Report on Form 8-K filed with the SEC on April 15, 2005;

•	our Current Report on Form 8-K filed with the SEC on May 9, 2005;

•	our Current Report on Form 8-K filed with the SEC on June 8, 2005;

•	our Current Report on Form 8-K filed with the SEC on August 8, 2005;

•	our Current Report on Form 8-K filed with the SEC on August 17, 2005;

•	the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on July 21, 2000 under Section 12(g) of the Exchange Act, including any amendment or report filed for the purpose of updating such description; and

•	all documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the securities that we may offer with this prospectus are sold.

     You may obtain copies of these documents from us, free of cost, by contacting us at the address or telephone number provided in “Where You Can Find More Information” immediately below.

     Information that we file later with the SEC and that is incorporated by reference in this prospectus will automatically update information contained in this prospectus or that was previously incorporated by reference into this prospectus. You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information was included in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at prescribed rates. Please call the SEC at 1-800-SEC-0330 for additional information about the Public Reference Room.

     The SEC also maintains a website that contains reports, proxy statements and other information about issuers, including Lexar, that file electronically with the SEC. The address of that site is www.sec.gov. You can also inspect reports and other information about us at the office of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006-1005.

     You may request a copy of these reports, proxy statements and other information, at no cost, by writing or calling us at the following address or telephone number:

Lexar Media, Inc.
47300 Bayside Parkway
Fremont, California 94538
Attention: Investor Relations
(510) 413-1200

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. Other Expenses of Issuance and Distribution.

     The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. Normal commission expenses and brokerage fees are payable individually by the selling securityholders. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$6,344.74
Printing and engraving expenses	10,000
Accounting fees and expenses	20,000
Legal fees and expenses	25,000
Miscellaneous	655.26
Total	$62,000

ITEM 15. Indemnification of Officers and Directors.

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or the board of directors of a corporation to grant, indemnity to directors and officers in terms sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.

     The Registrant’s restated certificate of incorporation provides that its directors shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that the exculpation from liabilities is not permitted under the Delaware General Corporation Law as in effect at the time such liability is determined. The Registrant’s bylaws provide that the Registrant shall indemnify its directors to the full extent permitted by the laws of the State of Delaware.

     The Registrant entered into indemnity agreements with its directors and executive officers to provide them with additional contractual assurances regarding the scope of the indemnification set forth in its restated certificate of incorporation and to provide additional procedural protections. Further, the Purchase Agreement pursuant to which we sold the Notes to the selling securityholders and the related Registration Rights Agreement provide for indemnification by the selling securityholders of the Registrant, its directors and officers for certain liabilities, including liabilities arising under the Securities Act, and affords certain rights of contribution with respect thereto. The indemnification provisions in the Registrant’s restated certificate of incorporation, bylaws, the indemnification agreements, the Purchase Agreement and the Registration Rights Agreement may be sufficiently broad to permit indemnification of its directors and officers for liabilities arising under the Securities Act. The Registrant has also obtained directors’ and officers’ liability insurance that includes coverage for securities matters.

     See also the undertakings set out in response to Item 17.

     Reference is made to the following documents regarding relevant indemnification provisions described above and elsewhere herein:

Document
1.	Registrant’s Second Amended and Restated Certificate of Incorporation (see Exhibit 4.1).

2.	Registrant’s Restated Bylaws (see Exhibit 4.2).

3.	Form of Indemnity Agreement entered into between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Registrant’s registration statement on Form S-1 (File No. 333-30556) filed with the Commission on February 16, 2000.

4.	Purchase Agreement, dated as of March 29, 2005, by and among the Registrant and the selling securityholders (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed with the Commission on March 30, 2005).

5.	Registration Rights Agreement, dated as of March 30, 2005, by and among the Registrant and the selling securityholders (see Exhibit 4.4).

ITEM 16. Exhibits.

     The following exhibits are filed herewith or incorporated by reference herein:

Exhibit		Incorporated by Reference
Number	Exhibit Description	Form	File No.	Date of First Filing	Exhibit Number	Filed Herewith
4.1	Registrant’s Second Amended and Restated Certificate of Incorporation.	S-1	333-30556	07/31/00	3.3

4.2	Registrant’s Restated Bylaws.	S-1	333-30556	02/16/00	3.5

4.3	Specimen Common Stock Certificate	S-1	333-30556	08/02/00	4.1

4.4	Registration Rights Agreement, dated as of March 30, 2005, by and among the Registrant and the selling securityholders	8-K		03/31/05	99.2

5.1	Opinion of Fenwick & West LLP.					X

23.1	Consent of Fenwick & West LLP (included in Exhibit 5.1).					X

23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.					X

24.1	Power of Attorney (see signature page).	S-3	333-125187	05/24/05	24.1

ITEM 17. Undertakings.

     The undersigned Registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that (i) and (ii) do not apply if the information required to be included in a post-effective amendment thereby is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

2.	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.	That, for purposes of determining any liability under the Securities Act of 1933 each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5.	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on this 25th day of August, 2005.

LEXAR MEDIA, INC.

By:	*

Eric B. Stang
President, Chief Executive Officer
and Chairman of the Board of Directors

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Principal Executive Officer:

*	Chief Executive Officer, President and
Eric B. Stang	Chairman of the Board of Directors	August 25, 2005

Principal Financial and Accounting Officer:

/s/ Brian T. McGee	Chief Financial Officer and
Brian T. McGee	Vice President, Finance	August 25, 2005

Additional Directors:

Chief Technology Officer,
*	Executive Vice President,
Pedro Estakhri	Engineering and Director	August 25, 2005

*
William T. Dodds	Director	August 25, 2005

*
Robert C. Hinckley	Director	August 25, 2005

*
Brian D. Jacobs	Director	August 25, 2005

*
Charles E. Levine	Director	August 25, 2005

	Signature	Title	Date

*
	Mary Tripsas	Director	August 25, 2005

*By:	/s/ Brian T. McGee
Brian T. McGee
Attorney-in-fact

EXHIBIT INDEX

Exhibit		Incorporated by Reference
Number	Exhibit Description	Form	File No.	Date of First Filing	Exhibit Number	Filed Herewith
4.1	Registrant’s Second Amended and Restated Certificate of Incorporation.	S-1	333-30556	07/31/00	3.3

4.2	Registrant’s Restated Bylaws.	S-1	333-30556	02/16/00	3.5

4.3	Specimen Common Stock Certificate	S-1	333-30556	08/02/00	4.1

4.4	Registration Rights Agreement, dated as of March 30, 2005, by and among the Registrant and the selling securityholders	8-K		03/31/05	99.2

5.1	Opinion of Fenwick & West LLP.					X

23.1	Consent of Fenwick & West LLP (included in Exhibit 5.1).					X

23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.					X

24.1	Power of Attorney (see signature page).	S-3	333-125187	05/24/05	24.1